November 19, 2013

Via Edgar

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re: Avino Silver & Gold Mines Ltd.
Pre Effective No. 1 to Registration Statement on Form F-3
File No. 333-191214;
Amendment No. 1 to Annual Report on
Form 20-F for the year ended December 31, 2012
File No. 0-9266

Dear Mr. Reynolds:

On behalf of our client, Avino Silver & Gold Mines, Ltd., we are responding to the Staff’s comment letter dated October 8, 2013.  In addition, in response to the Staff’s comment letter, Avino is concurrently filing Pre-Effective No. 1 to Registration Statement on Form S-3 and Amendment No. 1 to Annual Report on Form 20-F (“Amendment”) for the year ended December 31, 2012.  Avino’s responses to the Staff’s comments are indicated in italics below.

General

1.            We note your disclosure on page 10 that your indenture agreement, if any, will not be qualified with the SEC. Please revise to clarify how you intend to issue the debt securities at a future date. If applicable, please explain the situations in which you do not intend to provide an indenture. Also, if applicable, please explain situations in which an indenture would be provided but not qualified with the SEC.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

Response:  As indicated in Amendment no. 1 to the Registration Statement on page 12, in connection with the issuance of any debt securities, Avino does not intend to issue them pursuant to a trust indenture.  However, if a trust indenture is requested by a placement agent, underwriter or broker-dealer as a condition of the financing, Avino will provide and enter into a trust indenture.  If a trust indenture is entered into, Avino does not intend to register the trust indenture under the Trust Indenture Act of 1939 pursuant to an exemption provided for under Section 304(a)(9).

2.            Please confirm that you will furnish the indenture for your debt securities with a Form 6-K or in an amended registration statement if you are relying upon the 304(a)(9) exemption under Trust Indenture Act. Also, if you intend to rely upon the exemption, please confirm that the indenture will be provided before making any offers of the debt securities.

Response:  If a trust indenture is entered into, Avino will file the trust indenture as an exhibit on Form 6-K before making any offer of debt securities.

Risk Factors, page 9

3.            Given the status of your properties, it would be appropriate to include risk factors that address the risks commonly associated with operating mines with only resource estimates based on a Preliminary Economic Assessment (PEA) or scoping study and not with reserves as defined by a Pre-feasibility study or Bankable Feasibility Study as is more common in the mining industry. Please amend your filing and address the risks associated with the following points:

•              The limited amount of drilling completed to date.
•              The process testing is limited to small pilot plants and bench scale testing.
•              The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
•              The preliminary nature of the mine plans and processing concepts.
•              The resulting preliminary operating/capital cost estimates and possible variances associated with construction, commissioning, and operation these proposed facilities.
•              Metallurgical flow sheets and recoveries are in development.
•              The history of Preliminary Economic assessments and Pre-feasibility studies typically underestimating capital and operating costs.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

Response:  Avino has amended Item 4.D of its Form 20-F to include risks associated with basing production on limited drilling and process testing.  See page 5 of the Amendment.

4.            We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

Response:  Please see Avino’s response to comment number 3.

5.            We note you had an outdated resource estimate for your Avino property, but did not disclose the resources or provide and updated resource estimate. Please amend your filing and detail the risks for an operating mine without a current reserve or resource estimate. Explain the effect on your mine life and your ability to recapture your initial capital investment.

Response: The new resource estimate was added to the filing, please see page 29 to 32.

Ownership, page 18

6.            Please disclose the following information for each of your material properties

•              The nature of ownership of interest in the property

Response:  See pages 17 and 18.

•              A description of all interests in your properties, including the terms of all underlying agreements and royalties.

Response:  See pages 17 to 21.

•              Describe the process by which mineral rights are acquired in Mexico and/or Canada and the basis and duration of your mineral rights, surface rights, mining claims or concession. Please include a discussion of the cost to maintain your claims and/or concessions.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

Response:  See page 18.

•              Provide an indication of the type of claim or concession such as placer or lode, exploration or exploitation concession.

Response:  See page 19.

•              Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

Response:  See page 19.

•              Describe the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Response:  See pages 20 and 21.

•              Provide the area of your claims, either in hectares or in acres

Response:  See page 20.

History, page 18

7.            We note you reached the milestone of commercial production as of October 1, 2012. Please disclose in your filing the criteria you used to accomplish this milestone in your amended filing.

Response:  See pages 11 and 12.

Property Description and Location, page 18

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

8.            Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement that effect, clarifying your intentions. For each material property, include the following information:

Response:  Beginning on page 43, the Company has indicated in the heading that each property other than the Avino property is not material.

•              The location and means of access to your property, including the modes of transportation utilized to and from the property, such that your property can be easily located.

Response:  See pages 15.

•              Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

Response:  See pages 18, 20, and 21.

•              A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Response:  See page 17.

•              A description of any work completed on the property and its present condition.

Response:  See pages 21 -24.

•              The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

Response:  See pages 23 -26.

•              A description of equipment, infrastructure, and other facilities.

Response:  See pages 25 -28.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

•              The current state of exploration of the property.

Response:  See pages 32 – 39.

•              The total costs incurred to date and all planned future costs.

Response:  See pages 28.

•              The source of power and water that can be utilized at the property.

Response:  See page 25.

•              If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response:  See page 28.

9.            Please insert a small scale map showing the location and access to each material property.

•              A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

Response:  See pages 14 and 15.

•              A graphical bar scare should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

Response:  See pages 14 and 15.

•              A North Arrow

Response:  See pages 14 and 15.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

•              An index of the map showing where the property is situated in relationship to the state or province etc. in which it is located.

Response:  See page 15.

•              A title of the map or drawing, and the date on which it was drawn.

Response:  See pages 14 and 15.

•              In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Response:  See page 15.

10.          We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response:  See pages 42 and 43.

11.          We note your disclosure of a silver equivalent grade in this section and elsewhere in your filing. Please amend your filing and disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

Response:  See pages 29, 30, 47, 48, and 51.

12.          We note your resources/reserve estimated have not been updated to reflect depletion due to your mining operations. Please disclose your current updated resource/reserves as of your fiscal year end. This may be performed by subtracting your production from the estimated resource/reserves as estimated by your latest technical report rather than preparing a new technical report.

Response:  See page 28 to 32.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com

Avino believes that it has responded to the Staff’s comments. Please contact us if the Staff needs additional information.

Very truly yours,

weintraub|tobin

/s/ Daniel B. Eng
Daniel Eng

cc:           David Wolfin, President & CEO
Avino Silver & Gold Mines Ltd.

weintraub tobin chediak coleman grodin

475 Sansome Street, Suite 1800, San Francisco, California 94111| (415) 433.1400 | (415) 433.3883 | www.weintraub.com